UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number 000-28584

Check Point Software Technologies Ltd.
(Translation of Registrant’s name into English)

5 Ha’solelim Street
Tel Aviv, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

Investor Contact	Media Contact
Kip E. Meintzer	Ali Donzanti
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1 650.628.2030
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES LTD. REPORTS 2015 ANNUAL GENERAL MEETING RESULTS

SAN CARLOS, CA -- June 9, 2015 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the largest pure-play security vendor globally, today announced the results of its 2015 Annual General Meeting. The company presented six proposals for the shareholders vote at the meeting, including reappointment of the company’s directors and auditors, and the seventh proposal was withdrawn. Approximately 142 million shares, representing approximately 78% of the shares outstanding as of the record date, were voted at the meeting.

All proposals voted on at the Annual General Meeting were adopted by an overwhelming majority vote of the shareholders.

Check Point would like to thank shareholders for the support and confidence they have in the company and its employees and for their vote at the Annual General Meeting.

For more information on the agenda items, please see the company’s proxy statement for the annual general meeting of shareholders:
http://www.checkpoint.com/about-us/investor-relations/annual-general-meeting/index.html

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com), is the largest pure-play security vendor globally, provides industry-leading solutions, and protects customers from cyberattacks with an unmatched catch rate of malware and other types of attacks. Check Point offers a complete security architecture defending enterprises’ networks to mobile devices, in addition to the most comprehensive and intuitive security management. Check Point protects over 100,000 organizations of all sizes. At Check Point, we secure the future.

©2015 Check Point Software Technologies Ltd. All rights reserved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Check Point Software Technologies Ltd.
/s/ John Slavitt
John Slavitt
General Counsel

Dated: June 9, 2015